CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

October 12, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed June 4, 2012
Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2012
Filed July 26, 2012
Form 10-Q for the Fiscal Period Ended June 30, 2012
Filed August 13, 2012
Response dated September 14, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated September 20, 2012 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension to provide the Commission with our response to the Comment Letter due to the lengthy process in translating the documents from Chinese to English as requested in the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Friday, November 30, 2012.

Thank you for your attention to this matter.
Sincerely,

/s/ Minhua Chen

China Yida Holding, Inc. Name: Minhua Chen
Title: Chief Executive Officer